Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

March 3, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Dobbie

Re:	News Corporation

Form 10-K for the Fiscal Year Ended June 30, 2014 (the “Form 10-K”)

Filed August 14, 2014

File No. 001-35769

Dear Mr. Dobbie:

We refer to your comment letter (the “Comment Letter”), dated February 24, 2015, sent to Mr. Bedi Ajay Singh, Chief Financial Officer of News Corporation (the “Company”), relating to the above referenced filing. On behalf of the Company, set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Form 10-K or the exhibits thereto. The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to the comment.

Legal Proceedings, page 30

1.	Please disclose the amount of relief sought in all material pending legal proceedings or explain to us why such disclosure is not required. We note for example complaints seeking an undisclosed amount of treble damages in both the In-Store Marketing and FSI Purchasers matter and Valassis Communications, Inc. Although you state that it is not possible to predict the ultimate outcomes of these matters, Item 103 of Regulation S-K nevertheless requires that you disclose the relief sought in material pending legal proceedings.

Item 103 requires disclosure of “relief sought,” which we respectfully believe is commonly interpreted to mean a description of the nature of the relief requested, e.g., damages or injunctive or equitable relief, rather than a quantification of the amount of relief sought. Moreover, the Company’s experience has been that the amount of damages alleged by a plaintiff in a given legal proceeding often provides little or no reliable information regarding the amount, if any, ultimately paid to resolve the proceeding. The potential recovery associated with any particular proceeding may be affected by various factors that are undetermined and undeterminable at any given time, including by reason of: (1) the fact that the damages sought are unsubstantiated and/or indeterminate; (2) the fact that the quantum of damages sought often reflects a plaintiff’s effort to secure a tactical advantage rather than set forth a good faith estimate of actual loss; (3) discovery not having been completed or even initiated; (4) the legal uncertainties of particular claims or theories of loss; and (5) the wide range of potential outcomes. In litigation matters where plaintiffs allege a specific amount of damages in the complaint, those allegations typically have no asserted basis or methodology given that evidence regarding damages claims may not be developed until late stages or even the very end of the litigation. In many cases, a specific amount of damages is not even asserted by the plaintiffs until relatively late in the proceedings. Accordingly, the Company believes that disclosure of specific amounts of damages or relief sought is not meaningful and, in fact, could mislead investors by suggesting that such claims represent the Company’s reasonable possible exposure in the litigation, which the Company does not believe to be the case. Furthermore, including the damages sought in the disclosure could embolden plaintiffs by possibly legitimizing their claims, which is contrary to the interests of stockholders.

With respect to the two matters identified by the Staff, the Company believes that no reliable amount of potential damages can be disclosed at this time. In the In-Store Marketing and FSI Purchasers litigation, even if one were to take the position that the amount of damages sought should be disclosed, plaintiffs did not specify the amount of damages being sought in their complaint. In the Valassis litigation, where the plaintiff did allege a specific amount of damages in their complaint, the Company believes the damages alleged are excessive and unsubstantiated, and in July 2014, the magistrate judge recommended that many of the claims in the complaint be dismissed. On this basis, the Company believes that disclosure of the specific amount of damages sought in the complaint would be misleading. Consistent with the foregoing, the Company disclosed on pages 33 to 34 in the Form 10-K that the complaint in the In-Store Marketing and FSI Purchasers matter (as discussed under the heading “In-Store Marketing and FSI Purchasers”) sought “treble damages, injunctive relief and attorneys’ fees,” and the complaint in the Valassis litigation (as discussed under the heading “Valassis Communications, Inc.”) sought “treble damages, injunctive relief and attorneys’ fees and costs.” The Company included similar disclosure of the relief sought for each of the other matters described under “Item 3. Legal Proceedings” in the Form 10-K.

Given all of the above, the Company respectfully submits that it does not believe that disclosing the amount of relief sought would be appropriate or helpful to investors.

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

March 3, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Dobbie

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 14, 2014
File No. 001-35769

Dear Mr. Dobbie:

In connection with responding to the comment raised by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated February 24, 2015, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 416-4200.

Sincerely,

/s/ Michael L. Bunder
Michael L. Bunder
Senior Vice President, Deputy General Counsel and Corporate Secretary
News Corporation